UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TPG Specialty Lending, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

N/A

(CUSIP Number)

Richard Essex	Alyssa Scaparotti
USS Ltd.	c/o Proskauer Rose LLP
60 Threadneedle Street, Floor 6	One International Place, 22nd Floor
London EC2R 8HP	Boston, MA 02110
England	(617) 526-9697
+44 (0) 20 7972 6470

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Universities Superannuation Scheme Limited as trustee for Universities Superannuation Scheme 98-0076631
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,194 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 26,194 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,194 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This Amendment No. 3 (this “Amendment”) amends and restates Items 3 and 5(a) of the Schedule 13D filed on June 27, 2011 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on August 5, 2011 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed on December 20, 2011 (“Amendment No. 2” and, together with Amendment No. 1, the Original Schedule 13D and this Amendment, the “Schedule 13D”), by Universities Superannuation Scheme Limited as trustee for Universities Superannuation Scheme with respect to the common stock, $.01 par value (the “Common Stock”) of TPG Specialty Lending, Inc. (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D, Amendment No. 1 or Amendment No. 2. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends and restates Item 3 of the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, in its entirety as set forth below:

The Issuer entered into separate subscription agreements with a number of investors providing for the private placement of the Company’s common shares pursuant to a private offering (“Private Offering”). Pursuant to a privately-negotiated subscription agreement between the Issuer and the Reporting Person (the “Subscription Agreement”) dated as of April 15, 2011 (the “Initial Closing Date”), the Reporting Person made a capital commitment of $150,000,000 (the “Commitment”) to purchase shares of the Issuer’s Common Stock in the Private Offering. Pursuant to the Subscription Agreement, the Reporting Person is required to make capital contributions, in an aggregate amount not to exceed the Commitment, to purchase shares of Common Stock each time the Issuer delivers a drawdown notice, which will be delivered at least 10 business days prior to the required funding date. Additionally, at all times prior to the occurrence of a Qualified IPO (as defined below), the Issuer will reinvest all cash dividends declared by the Issuer’s Board of Directors (the “Board”) on behalf of the Reporting Person unless the Reporting Person elects to receive its dividends in cash, crediting to the Reporting Person a number of shares of Common Stock equal to cash value of the dividend payable to the Reporting Person. Upon the earlier to occur of an initial public offering of Common Stock that results in an unaffiliated public float of at least $75 million (a “Qualified IPO”), and the fourth anniversary of the Initial Closing Date, the Reporting Person will be released from any further obligation to purchase additional shares, subject to certain exceptions contained in the Subscription Agreement.

The Issuer delivered a drawdown notice on June 17, 2011, and upon receiving the drawdown notice, the Reporting Person became obligated to make a capital contribution of $7,894,000 to purchase 7,894 shares (the “Shares”) of Common Stock at a price of $1,000 per share on June 30, 2011.

The cash reserves of the occupational pension scheme was the Reporting Person’s source of the funds for the purchase. No part of the purchase price paid or amount subscribed by the Reporting Person was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

The Issuer delivered a drawdown notice on August 1, 2011, and upon receiving the drawdown notice, the Reporting Person became obligated to make a capital contribution of $11,986,675 (the “August 1, 2011 Purchase Price”) to purchase 12,480 shares (the “Shares”) of Common Stock at a price of $960.47 per share.

The cash reserves of the occupational pension scheme was the Reporting Person’s source of the funds for the August 1, 2011 Purchase Price. No part of the August 1, 2011 Purchase Price paid or amount subscribed by the Reporting Person was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

The Issuer delivered drawdown notices to new investors on December 15, 2011 and such new investors were obligated to purchase shares of Common Stock. The Reporting Person was not required to make any contributions on December 15, 2011 and did not purchase any additional shares, however, the Reporting Person’s percentage ownership in the Issuer was diluted.

The Issuer delivered a drawdown notice on December 16, 2011, and upon receiving the drawdown notice, the Reporting Person became obligated to make a capital contribution of $1,547,989 (the “December 16, 2011 Purchase Price”) to purchase 1,578 shares (the “Shares”) of Common Stock at a price of $980.98 per share.

The Issuer delivered drawdown notices to new investors on February 1, 2012 and such new investors were obligated to purchase shares of Common Stock. The Reporting Person was not required to make any contributions on February 1, 2012 and did not purchase any additional shares, however, the Reporting Person’s percentage ownership in the Issuer was diluted.

The Issuer delivered a drawdown notice on February 8, 2012, and upon receiving the drawdown notice, the Reporting Person became obligated to make a capital contribution of $4,179,091 (the “February 8, 2012 Purchase Price”) to purchase 4,242 shares (the “Shares”) of Common Stock at a price of $985.17 per share.

The cash reserves of the occupational pension scheme was the Reporting Person’s source of the funds for the February 8, 2012 Purchase Price. No part of the February 8, 2012 Purchase Price paid or amount subscribed by the Reporting Person was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5(a) of the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, in its entirety as set forth below:

(a)	On February 8, 2012, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person was 26,194, representing 11.98% of the issued and outstanding shares of Common Stock, which is calculated based on information provided to the Reporting Person by the Issuer.

Percent of Class: See Line 13 of the cover sheets.

The Reporting Persons disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein, if any.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012

Universities Superannuation Scheme Limited

as trustee of Universities Superannuation Scheme

By:	/s/ Mike Powell
Name:	Mike Powell
Title:	Head of Alternative Investments